John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group™

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778    Fax: 913.660.9157

john.lively@1940actlawgroup.com

July 27, 2017

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. O’Neal-Johnson:

On July 5, 2017, the Trust filed with the U.S. Securities and Exchange Commission (the “SEC”) a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the Green Owl Intrinsic Value Fund (the “Fund”), a series of the Trust.

You recently provided comments to my colleague relating to the Preliminary Proxy Statement. This letter responds to those comments. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below to each such comment. Contemporaneously, with this letter that we are submitting to you in a correspondence filing, the Trust is filing a Definitive Proxy Statement. The Definitive Proxy Statement is being made for the purpose of incorporating modifications to the Fund’s Definitive Proxy Statement in response to your comments on the Preliminary Proxy Statement as described in this letter and to make other minor and conforming changes.

1.	Comment: Please confirm supplementally that the Definitive Proxy Statement complies with the disclosure requirements of Item 22(c) of Schedule 14A.

Response: The Trust confirms that it believes that the Definitive Proxy Statement complies with the disclosure requirements of Item 22(c) of Schedule 14A.

2.	Comment: The SEC staff (the “Staff”) notes the following disclosure on page 4 of the Preliminary Proxy Statement. Please confirm supplementally that KIG Partners is entitled to recoup only the amounts waived or expenses reimbursed during the previous three years, less any reimbursement previously paid, provided total expenses do not exceed the limitation in place at the time the waiver/reimbursement occurred.

KIG Partners is entitled to recoup the sum of all fees previously waived or expenses reimbursed during any of the previous three years, less any reimbursement previously paid, provided total expenses do not exceed the limitation in place at the time the waiver/reimbursement occurred. Additionally,

Deborah O’Neal Johnson

U.S. Securities and Exchange Commission

July 27, 2017

under this proposal shareholders are being asked to approve the right of KIG Partners, subject to the conditions of the expense limitation agreement, to recoup amounts previously waived and/or reimbursed to the Fund by Kovitz, as well as amounts previously waived and/or reimbursed to the Fund by KIG Partners under a previous expense limitation agreement.

Response: The Trust confirms that KIG Partners will be entitled to recoup the amounts waived or expenses reimbursed during the previous three fiscal years, less any reimbursement previously paid, provided total expenses do not exceed the limitation in place at the time the waiver/reimbursement occurred.

3.	Comment: The Staff notes the following disclosure on page 4 of the Preliminary Proxy Statement. Please disclose the “[m]ore detailed information about the amounts that are subject to the Recoupment Right” in the Definitive Proxy Statement.

More detailed information about amounts that are subject to the Recoupment Right are contained in the Fund’s Statement of Additional Information.

Response: The Trust has deleted this sentence from the Definitive Proxy Statement, as the information disclosed in the Definitive Proxy Statement with respect to the Recoupment Right is substantially the same as the information contained in the Fund’s Statement of Additional Information with respect to the Recoupment Right.

4.	Comment: With respect to the Fund’s expense limitation arrangements, please verify that the recoupment is permissible only within three years from the date of the actual waiver or reimbursement, and revise the disclosure to clarify this point. Additionally, in discussions subsequent to the initial receipt of comments, the Staff asked that the Trust verify that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements, and that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response: The Trust respectfully disagrees with this comment. Under the expense limitation arrangement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annualized expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser will not be known until the full year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year. Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are

Deborah O’Neal Johnson

U.S. Securities and Exchange Commission

July 27, 2017

only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date. This matter has been discussed with the Fund’s independent public accounting firm, and the Trust is of the view that the foregoing is consistent with applicable accounting standards applicable to registered investment companies.

Additionally, please be advised that the Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively